Exhibit 1
INTEROIL ANNOUNCES GAS DISCOVERY
     May 1, 2008 — InterOil Corporation (IOL:TSX)(IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, today announced a gas and gas liquids discovery in the Antelope structure, which was intersected at 7,402 feet (2,256 meters), in its Elk-4 well.
     The Elk-4 well has successfully penetrated the Antelope structure, a new discovery which will significantly augment the gas found at the Elk-1 discovery well. Drilling operations experienced a gas kick and a flow of gas and gas liquids to surface which was circulated and flared. The well is now being prepared to drill deeper under pressure followed by comprehensive evaluation.
     “This well confirms the presence of hydrocarbons in the Antelope structure,” said Mr. Phil Mulacek, CEO and Chairman of InterOil. “We are very excited about this early result and we look forward to drilling ahead to establish the commerciality of this discovery.”
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in PNG LNG Inc., a joint venture with Merrill Lynch Commodities and Pacific LNG established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars. For more information please see the InterOil website at: www.interoil.com.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
InterOil Corporation

anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600
Cautionary Statements
This press release contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this press release are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding our plans for drilling of the well, the planned depth of such drilling, the prospect description and the likelihood of establishing reserves. Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to: the inherent uncertainty of oil and gas exploration activities; uncertainty in our ability to attract capital; and the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services. Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, our ability to obtain capital to finance our operations, our ability to obtain equipment in a timely manner to carry out development activities, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. We therefore cannot assure you that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in the Annual Information Form of InterOil for the year ended December 31, 2007. Furthermore, the forward-looking information contained in this press release is made as of the date hereof and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.